ASX ANNOUNCEMENT

(ASX: NVX)

EXHIBIT 99.1

20 December 2023

NOVONIX Announces Resignation of Daniel Akerson from Board of Directors

BRISBANE, Australia, December 20, 2023 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or “the Company”), a leading battery materials and technology company, today announced that Daniel Akerson has resigned from the Company’s Board of Directors effective December 20, 2023. Mr. Akerson cited personal reasons for his departure from the Company’s board.

Mr. Akerson has been a strong contributor to NOVONIX’s Board of Directors since 2022, bringing valuable expertise and strategic insights to the organization. During his tenure, he has played a key role in guiding the Company through scaling of its anode materials operation, progressing customer agreements, and has been instrumental in shaping the Company’s strategic direction.

“We are grateful for Mr. Akerson’s service and contributions to the Company over his term,” said Chairman Robert J. Natter. “While we acknowledge the impact of his departure, we understand and respect his decision, and we wish him continued success in his future endeavors.”

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Lori Mcleod, media@novonixgroup.com (media)

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA